

ANGLO AMERICAN

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America



Company Secretarial Department

Linda Norris
Company Secretarial Assistant

Direct Fax +44 (0) 20 7698 8755
Direct Line +44 (0) 20 7698 8753
e-mail lnorris@angloamerican.co.uk

15 December, 2004


SEC MAIL PROCESSING
RECEIVED
JAN 2 4 2005
WASH. D.C. 202 SECTION

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Press Release – Anglo Coal and Mitsui expand Australian Coal Operation dated 15 December 2004.

Yours faithfully
For and on behalf of Anglo American plc

Linda Norris
Company Secretarial Assistant
Enc - 5 copies

K:\Min\Compsec\SEC\announce let to SEC.doc

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel +44 (0)20 7698 8888 Fax +44 (0)02 7698 8500 www.angloamerican.co.uk
Registered office as above. Incorporated in England and Wales under the Companies Act 1985. Registered Number 3564138


ANGLO
AMERICAN



News Release

15 December 2004

ANGLO COAL AND MITSUI EXPAND AUSTRALIAN COAL OPERATION

Anglo American plc ("Anglo American") and Mitsui & Co., Ltd. ("Mitsui") today announced that Anglo Coal Australia and Mitsui Coal Holdings intend to recapitalise their existing operations at the Moura open cut coal mine in Central Queensland, Australia and to establish two additional operations on adjacent tenures. The new and expanded operations will be known as the Dawson Complex. The Dawson Complex is held through a joint venture, comprising Anglo Coal Australia (51%) and Mitsui Coal Holdings (49%). Production will increase from 7.0 Mtpa to 12.7 Mtpa of saleable coal for the export market to meet the strong global demand for high quality metallurgical and thermal coals.

The existing rail infrastructure and the Gladstone Port facilities, which are currently being upgraded, will be capable of handling the increased coal production from the Dawson Complex. A key requirement of the expansion is achieving competitive freight and handling rates through the existing port and rail network and discussions are well advanced.

Capital expenditure is estimated in excess of US$600 million and will include a new coal preparation plant, additional mining equipment, a coal conveying system for transporting coal, rail load out facilities and administration buildings. The additional coal will be made available for the market in 2007.

For further information:

Anglo American – London
Investor Relations
Nick von Schirnding
Tel: +44 207 698 8540

Media Relations
Kate Aindow
Tel: +44 207 698 8619

Anglo American - Johannesburg
Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

BACKGROUND NOTE FOR EDITORS

Anglo Coal Australia acquired its interest in May 2002 as part of an alliance between Anglo Coal and Mitsui to build its export metallurgical and thermal coal businesses in Queensland. Anglo Coal is the manager and operator of the Complex. Mitsui have a long association with the existing Moura Mine and represent founding investors in the Queensland Coal Industry.

The original mine commenced operations in 1961 and is one of the oldest coal mining operations in Central Queensland.

The existing Moura operation currently produces 4.5 Mtpa of high quality metallurgical and 2.5 Mtpa of thermal coal.

The Dawson Complex will produce 7.1 Mtpa of high quality metallurgical and 5.6 Mtpa of high-energy thermal coal.

The expansion will create three separate mining areas utilising large scale mining equipment to create a long-life modern mining operation with capacity to further increase production. It will deliver infrastructure and operational synergies and allow for the full development of the adjacent Theodore prospect, a large surface mineable reserve of high-energy thermal coal.

The Dawson Complex will maintain sales to existing customers while developing new markets and taking advantage of the increased demand for high quality metallurgical coal products.



ANGLO AMERICAN


SEC MAIL
RECEIVED
PROCESSING
JAN 2 4 2005
WASH. D.C.
202
SECTION

News Release

15 December 2004

ANGLO COAL AND MITSUI EXPAND AUSTRALIAN COAL OPERATION

Anglo American plc ("Anglo American") and Mitsui & Co., Ltd. ("Mitsui") today announced that Anglo Coal Australia and Mitsui Coal Holdings intend to recapitalise their existing operations at the Moura open cut coal mine in Central Queensland, Australia and to establish two additional operations on adjacent tenures. The new and expanded operations will be known as the Dawson Complex. The Dawson Complex is held through a joint venture, comprising Anglo Coal Australia (51%) and Mitsui Coal Holdings (49%). Production will increase from 7.0 Mtpa to 12.7 Mtpa of saleable coal for the export market to meet the strong global demand for high quality metallurgical and thermal coals.

The existing rail infrastructure and the Gladstone Port facilities, which are currently being upgraded, will be capable of handling the increased coal production from the Dawson Complex. A key requirement of the expansion is achieving competitive freight and handling rates through the existing port and rail network and discussions are well advanced.

Capital expenditure is estimated in excess of US$600 million and will include a new coal preparation plant, additional mining equipment, a coal conveying system for transporting coal, rail load out facilities and administration buildings. The additional coal will be made available for the market in 2007.

For further information:

Anglo American – London

Investor Relations
Nick von Schirnding
Tel: +44 207 698 8540

Media Relations
Kate Aindow
Tel: +44 207 698 8619

Anglo American - Johannesburg

Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

BACKGROUND NOTE FOR EDITORS

Anglo Coal Australia acquired its interest in May 2002 as part of an alliance between Anglo Coal and Mitsui to build its export metallurgical and thermal coal businesses in Queensland. Anglo Coal is the manager and operator of the Complex. Mitsui have a long association with the existing Moura Mine and represent founding investors in the Queensland Coal Industry.

The original mine commenced operations in 1961 and is one of the oldest coal mining operations in Central Queensland.

The existing Moura operation currently produces 4.5 Mtpa of high quality metallurgical and 2.5 Mtpa of thermal coal.

The Dawson Complex will produce 7.1 Mtpa of high quality metallurgical and 5.6 Mtpa of high-energy thermal coal.

The expansion will create three separate mining areas utilising large scale mining equipment to create a long-life modern mining operation with capacity to further increase production. It will deliver infrastructure and operational synergies and allow for the full development of the adjacent Theodore prospect, a large surface mineable reserve of high-energy thermal coal.

The Dawson Complex will maintain sales to existing customers while developing new markets and taking advantage of the increased demand for high quality metallurgical coal products.



ANGLO
AMERICAN


SEC MAIL PROCESSING
RECEIVED
JAN 2 4 2005
WASH. D.C. 202 SECTION

News Release

15 December 2004

ANGLO COAL AND MITSUI EXPAND AUSTRALIAN COAL OPERATION

Anglo American plc ("Anglo American") and Mitsui & Co., Ltd. ("Mitsui") today announced that Anglo Coal Australia and Mitsui Coal Holdings intend to recapitalise their existing operations at the Moura open cut coal mine in Central Queensland, Australia and to establish two additional operations on adjacent tenures. The new and expanded operations will be known as the Dawson Complex. The Dawson Complex is held through a joint venture, comprising Anglo Coal Australia (51%) and Mitsui Coal Holdings (49%). Production will increase from 7.0 Mtpa to 12.7 Mtpa of saleable coal for the export market to meet the strong global demand for high quality metallurgical and thermal coals.

The existing rail infrastructure and the Gladstone Port facilities, which are currently being upgraded, will be capable of handling the increased coal production from the Dawson Complex. A key requirement of the expansion is achieving competitive freight and handling rates through the existing port and rail network and discussions are well advanced.

Capital expenditure is estimated in excess of US$600 million and will include a new coal preparation plant, additional mining equipment, a coal conveying system for transporting coal, rail load out facilities and administration buildings. The additional coal will be made available for the market in 2007.

For further information:

Anglo American – London
Investor Relations
Nick von Schirnding
Tel: +44 207 698 8540

Media Relations
Kate Aindow
Tel: +44 207 698 8619

Anglo American - Johannesburg
Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

BACKGROUND NOTE FOR EDITORS

Anglo Coal Australia acquired its interest in May 2002 as part of an alliance between Anglo Coal and Mitsui to build its export metallurgical and thermal coal businesses in Queensland. Anglo Coal is the manager and operator of the Complex. Mitsui have a long association with the existing Moura Mine and represent founding investors in the Queensland Coal Industry.

The original mine commenced operations in 1961 and is one of the oldest coal mining operations in Central Queensland.

The existing Moura operation currently produces 4.5 Mtpa of high quality metallurgical and 2.5 Mtpa of thermal coal.

The Dawson Complex will produce 7.1 Mtpa of high quality metallurgical and 5.6 Mtpa of high-energy thermal coal.

The expansion will create three separate mining areas utilising large scale mining equipment to create a long-life modern mining operation with capacity to further increase production. It will deliver infrastructure and operational synergies and allow for the full development of the adjacent Theodore prospect, a large surface mineable reserve of high-energy thermal coal.

The Dawson Complex will maintain sales to existing customers while developing new markets and taking advantage of the increased demand for high quality metallurgical coal products.



ANGLO
AMERICAN

News Release


SEC MAIL PROCESSING
RECEIVED
JAN 24 2005
WASH, D.C. 202 SECTION

15 December 2004

ANGLO COAL AND MITSUI EXPAND AUSTRALIAN COAL OPERATION

Anglo American plc ("Anglo American") and Mitsui & Co., Ltd. ("Mitsui") today announced that Anglo Coal Australia and Mitsui Coal Holdings intend to recapitalise their existing operations at the Moura open cut coal mine in Central Queensland, Australia and to establish two additional operations on adjacent tenures. The new and expanded operations will be known as the Dawson Complex. The Dawson Complex is held through a joint venture, comprising Anglo Coal Australia (51%) and Mitsui Coal Holdings (49%). Production will increase from 7.0 Mtpa to 12.7 Mtpa of saleable coal for the export market to meet the strong global demand for high quality metallurgical and thermal coals.

The existing rail infrastructure and the Gladstone Port facilities, which are currently being upgraded, will be capable of handling the increased coal production from the Dawson Complex. A key requirement of the expansion is achieving competitive freight and handling rates through the existing port and rail network and discussions are well advanced.

Capital expenditure is estimated in excess of US$600 million and will include a new coal preparation plant, additional mining equipment, a coal conveying system for transporting coal, rail load out facilities and administration buildings. The additional coal will be made available for the market in 2007.

For further information:

Anglo American – London

Investor Relations
Nick von Schirnding
Tel: +44 207 698 8540

Media Relations
Kate Aindow
Tel: +44 207 698 8619

Anglo American - Johannesburg

Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

BACKGROUND NOTE FOR EDITORS

Anglo Coal Australia acquired its interest in May 2002 as part of an alliance between Anglo Coal and Mitsui to build its export metallurgical and thermal coal businesses in Queensland. Anglo Coal is the manager and operator of the Complex. Mitsui have a long association with the existing Moura Mine and represent founding investors in the Queensland Coal Industry.

The original mine commenced operations in 1961 and is one of the oldest coal mining operations in Central Queensland.

The existing Moura operation currently produces 4.5 Mtpa of high quality metallurgical and 2.5 Mtpa of thermal coal.

The Dawson Complex will produce 7.1 Mtpa of high quality metallurgical and 5.6 Mtpa of high-energy thermal coal.

The expansion will create three separate mining areas utilising large scale mining equipment to create a long-life modern mining operation with capacity to further increase production. It will deliver infrastructure and operational synergies and allow for the full development of the adjacent Theodore prospect, a large surface mineable reserve of high-energy thermal coal.

The Dawson Complex will maintain sales to existing customers while developing new markets and taking advantage of the increased demand for high quality metallurgical coal products.


ANGLO
AMERICAN



News Release

15 December 2004

ANGLO COAL AND MITSUI EXPAND AUSTRALIAN COAL OPERATION

Anglo American plc ("Anglo American") and Mitsui & Co., Ltd. ("Mitsui") today announced that Anglo Coal Australia and Mitsui Coal Holdings intend to recapitalise their existing operations at the Moura open cut coal mine in Central Queensland, Australia and to establish two additional operations on adjacent tenures. The new and expanded operations will be known as the Dawson Complex. The Dawson Complex is held through a joint venture, comprising Anglo Coal Australia (51%) and Mitsui Coal Holdings (49%). Production will increase from 7.0 Mtpa to 12.7 Mtpa of saleable coal for the export market to meet the strong global demand for high quality metallurgical and thermal coals.

The existing rail infrastructure and the Gladstone Port facilities, which are currently being upgraded, will be capable of handling the increased coal production from the Dawson Complex. A key requirement of the expansion is achieving competitive freight and handling rates through the existing port and rail network and discussions are well advanced.

Capital expenditure is estimated in excess of US$600 million and will include a new coal preparation plant, additional mining equipment, a coal conveying system for transporting coal, rail load out facilities and administration buildings. The additional coal will be made available for the market in 2007.

For further information:

Anglo American – London

Investor Relations
Nick von Schirnding
Tel: +44 207 698 8540

Media Relations
Kate Aindow
Tel: +44 207 698 8619

Anglo American - Johannesburg

Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

BACKGROUND NOTE FOR EDITORS

Anglo Coal Australia acquired its interest in May 2002 as part of an alliance between Anglo Coal and Mitsui to build its export metallurgical and thermal coal businesses in Queensland. Anglo Coal is the manager and operator of the Complex. Mitsui have a long association with the existing Moura Mine and represent founding investors in the Queensland Coal Industry.

The original mine commenced operations in 1961 and is one of the oldest coal mining operations in Central Queensland.

The existing Moura operation currently produces 4.5 Mtpa of high quality metallurgical and 2.5 Mtpa of thermal coal.

The Dawson Complex will produce 7.1 Mtpa of high quality metallurgical and 5.6 Mtpa of high-energy thermal coal.

The expansion will create three separate mining areas utilising large scale mining equipment to create a long-life modern mining operation with capacity to further increase production. It will deliver infrastructure and operational synergies and allow for the full development of the adjacent Theodore prospect, a large surface mineable reserve of high-energy thermal coal.

The Dawson Complex will maintain sales to existing customers while developing new markets and taking advantage of the increased demand for high quality metallurgical coal products.